                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
  Securities Exchange Act of 1934 for the fiscal year ended December 31, 1999


                         Commission file number: 0-10736


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    MGI PHARMA, INC. Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                MGI PHARMA, INC.
                     6300 West Old Shakopee Road, Suite 110
                           Bloomington, MN 55438-2318

               STATEMENTS OF NET ASSETS AVAILABLE FOR PARTICIPANTS
                    MGI PHARMA, INC. Retirement Savings Plan
                                   (unaudited)



                                                     December 31,
                                                -----------------------
                                                   1999         1998
                                                ----------   ----------

Investments at fair value:
Shares of registered investment companies:
  Invesco Stable Value                          $        0   $  397,184
  Morley Stable Value                              478,788            0
  Vanguard Group:
     Fixed Income, GNMA                            133,614      119,440
     Primecap                                      721,076      448,386
     Index 500                                     222,762      110,720
     World, International Growth                   368,940      285,051
  Fidelity Puritan                                 689,797      581,045
  Baron Asset                                       58,575       28,820
  Janus Worldwide                                  192,759       62,389

MGI PHARMA, INC. common stock                    3,231,235    2,452,310

Participant notes receivable                        35,746       47,834
                                                ----------   ----------
                                                 6,133,292    4,533,179
                                                ----------   ----------

Receivables:
Contributions receivable:
     Employer                                      237,509      213,808
     Employees                                        --           --
                                                ----------   ----------
                                                   237,509      213,808
                                                ----------   ----------

Cash                                                     0        5,067
                                                ----------   ----------

Net assets available for participants           $6,370,801   $4,752,054
                                                ==========   ==========

-----------------------------------------------------------------
See accompanying notes to financial statements.

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PARTICIPANTS
                    MGI PHARMA, INC. Retirement Savings Plan
                                   (unaudited)

                                                              Year Ended December 31, 1999
                                          -----------------------------------------------------------------------
                                                         Shares of registered investment companies
                                          -----------------------------------------------------------------------
                                                                                   Vanguard Group
                                           Invesco       Morley   -----------------------------------------------
                                            Stable       Stable   Fixed Income                        World Intl.
                                            Value        Value       GNMA      Primecap    Index 500    Growth
                                            -----        -----    ------------ --------    ---------  -----------
Additions to net assets:
Investment income:
     Net appreciation (depreciation)
       in fair value of investments       $      --    $      --   $      --  $      --    $      --   $      --
     Dividends                               12,106       15,036       2,126    202,285       32,880      82,833
     Interest                                    --           --          --         --           --          --
                                          ---------    ---------   ---------  ---------    ---------   ---------
                                             12,106       15,036       2,126    202,285       32,880      82,833
                                          ---------    ---------   ---------  ---------    ---------   ---------
Contributions:
     Employer                                    --           --          --         --           --          --
     Participants                            22,012       13,180      15,121     92,865       52,144      47,876
                                          ---------    ---------   ---------  ---------    ---------   ---------
                                             22,012       13,180      15,121     92,865       52,144      47,876
                                          ---------    ---------   ---------  ---------    ---------   ---------
       Total additions                       34,118       28,216      17,247    295,150       85,024     130,709
                                          ---------    ---------   ---------  ---------    ---------   ---------

Distributions                                    --           --      (9,113)   (33,565)     (15,257)    (34,241)
Transfers between funds, net               (431,303)     450,572       6,040     11,105       42,275     (12,579)
                                          ---------    ---------   ---------  ---------    ---------   ---------

       Net increase (decrease)             (397,184)     478,788      14,174    272,690      112,042      83,889

Net assets available for participants:
     Beginning of year                      397,184    $      --   $ 119,440  $ 448,386    $ 110,720   $ 285,051
                                          ---------    ---------   ---------  ---------    ---------   ---------

     End of year                          $      --    $ 478,788   $ 133,614  $ 721,076    $ 222,762   $ 368,940
                                          =========    =========   =========  =========    =========   =========

[TABLE CONTINUES]
                                                                    Year Ended December 31, 1999
                                         ---------------------------------------------------------------------------------
                                             Shares of registered
                                             investment companies
                                         -----------------------------                   MGI
                                         Fidelity   Baron      Janus       Common     Participant
                                         Puritan    Asset    Worldwide     Stock         Notes        Other       Total
                                         --------   -----    ---------     -----      -----------     -----       -----
Additions to net assets:
Investment income:
     Net appreciation (depreciation)
       in fair value of investments      $     --  $    --   $      --   $  594,190    $      --    $      --   $  594,190
     Dividends                             18,694    7,737      67,641           --           --           --      441,338
     Interest                                  --       --          --           --        2,965           --        2,965
                                         --------  -------   ---------   ----------    ---------    ---------   ----------
                                           18,694    7,737      67,641      594,190        2,965           --    1,038,493
                                         --------  -------   ---------   ----------    ---------    ---------   ----------
Contributions:
     Employer                                  --       --          --       47,491           --      363,958      411,449
     Participants                          69,665    8,131      21,008       34,778           --       32,636      409,416
                                         --------  -------   ---------   ----------    ---------    ---------   ----------
                                           69,665    8,131      21,008       82,269           --      396,594      820,865
                                         --------  -------   ---------   ----------    ---------    ---------   ----------
       Total additions                     88,359   15,868      88,649      676,459        2,965      396,594    1,859,358
                                         --------  -------   ---------   ----------    ---------    ---------   ----------

Distributions                             (20,069)  (5,949)       (826)     (45,274)       7,000           --     (157,294)
Transfers between funds, net               40,462   19,837      42,547      147,740      (22,053)    (377,960)     (83,317)
                                         --------  -------   ---------   ----------    ---------    ---------   ----------

       Net increase (decrease)            108,752   29,756     130,370      778,925      (12,088)      18,634    1,618,747

Net assets available for participants:
     Beginning of year                   $581,045  $28,820   $  62,389   $2,452,310    $  47,834    $ 218,875    4,752,054
                                         --------  -------   ---------   ----------    ---------    ---------   ----------

     End of year                         $689,797  $58,576   $ 192,759   $3,231,235    $  35,746    $ 237,509   $6,370,801
                                         ========  =======   =========   ==========    =========    =========   ==========

----------------------------------------------------------
See accompanying notes to financial statements.

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PARTICIPANTS
                    MGI PHARMA, INC. Retirement Savings Plan
                                   (unaudited)

                                                          Year Ended December 31, 1999
                                          ------------------------------------------------------------
                                                    Shares of registered investment companies
                                          ------------------------------------------------------------
                                                                        Vanguard Group
                                           Invesco     -----------------------------------------------
                                            Stable     Fixed Income                        World Intl.
                                            Value         GNMA      Primecap    Index 500    Growth
                                            -----      ------------ --------    ---------  -----------
Additions to net assets:
Investment income:
     Net appreciation (depreciation)
       in fair value of investments       $    --       $   (684)  $ 43,475    $  9,559     $ (4,693)
     Dividends                              18,304         9,180     44,313       9,055       42,975
     Interest                                   --            --         --          --           --
                                          --------      --------   --------    --------     --------
                                            18,304         8,496     87,788      18,614       38,282
                                          --------      --------   --------    --------     --------
Contributions:
     Employer                                   --            --         --          --           --
     Participants                           30,584        12,877     88,811      39,481       68,037
                                          --------      --------   --------    --------     --------
                                            30,584        12,877     88,811      39,481       68,037
                                          --------      --------   --------    --------     --------
       Total additions                      48,888        21,373    176,599      58,095      106,319
                                          --------      --------   --------    --------     --------

Distributions                               (2,901)       (2,253)    (3,263)       (140)     (25,826)
Transfers between funds, net               141,167        (3,672)    (9,284)     12,656      (30,981)
                                          --------      --------   --------    --------     --------

       Net increase (decrease)             187,154        15,448    164,052      70,611       49,512

Net assets available for participants:
     Beginning of year                     210,030       103,992    284,334      40,109      235,539
                                          --------      --------   --------    --------     --------

     End of year                          $397,184      $119,440   $448,386    $110,720     $285,051
                                          ========      ========   ========    ========     ========

[TABLE CONTINUES]
                                                                    Year Ended December 31, 1999
                                         -------------------------------------------------------------------------------
                                              Shares of registered
                                              investment companies
                                         -------------------------------               MGI
                                         Fidelity     Baron      Janus     Common    Participant
                                         Puritan      Asset    Worldwide   Stock        Notes       Other       Total
                                         --------     -----    ---------   ------    -----------    -----       -----
Additions to net assets:
Investment income:
     Net appreciation (depreciation)
       in fair value of investments      $(16,214)   $(32,865)  $10,090  $1,449,334    $    --    $      --   $1,458,002
     Dividends                            107,012      37,863       237          --         --           --      268,939
     Interest                                  --          --        --          --      4,059           --        4,059
                                         --------    --------   -------  ----------    -------    ---------   ----------
                                           90,798       4,998    10,327   1,449,334      4,059           --    1,731,000
                                         --------    --------   -------  ----------    -------    ---------   ----------
Contributions:
     Employer                                  --          --        --     100,399         --      213,808      314,207
     Participants                          76,442         537       945      42,709         --        9,288      369,711
                                         --------    --------   -------  ----------    -------    ---------   ----------
                                           76,442         537       945     143,108         --      223,096      683,918
                                         --------    --------   -------  ----------    -------    ---------   ----------
       Total additions                    167,240       5,535    11,272   1,592,442      4,059      223,096    2,414,918
                                         --------    --------   -------  ----------    -------    ---------   ----------

Distributions                              (3,636)          0         0     (18,365)        --           --      (56,384)
Transfers between funds, net             (141,846)     23,285    51,117     122,282     (2,235)    (173,137)     (10,648)
                                         --------    --------   -------  ----------    -------    ---------   ----------

       Net increase (decrease)             21,758      28,820    62,389   1,696,359      1,824       49,959    2,347,886

Net assets available for participants:
     Beginning of year                    559,287           0         0     755,951     46,010      168,916    2,404,168
                                         --------    --------   -------  ----------    -------    ---------   ----------

     End of year                         $581,045    $ 28,820   $62,389  $2,452,310    $47,834    $ 218,875   $4,752,054
                                         ========    ========   =======  ==========    =======    =========   ==========

---------------------------------------------------------
See accompanying notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS

                    MGI PHARMA, INC. Retirement Savings Plan
                                   (unaudited)



1.       Description of Plan
         -------------------
         The following description of the MGI PHARMA, INC. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. The plan is a defined contribution retirement savings plan sponsored by MGI PHARMA, INC. ("MGI"). It conforms to Section 401(k) of the Internal Revenue Code and therefore defers income taxes on qualifying contributions and Plan earnings. The Plan benefits eligible employees by accumulating retirement assets during their working careers through employee participation in a systematic savings and investment program to which MGI also contributes. The Plan is administered by an Administrative Committee appointed for that purpose by MGI's Board of Directors and all Plan administrative costs are currently borne by MGI.

         At December 31, 1999, 94 employees were participants in the Plan. The Plan is available to every employee of MGI who completes six months of employment, is at least 21 years old, and is scheduled for at least 1,000 hours of service annually. Eligible employees may participate in the Plan through: (1) contributions of up to 10% of their compensation;
         (2) employer matching contributions equal to 50% of employee contributions, up to 6% of an employee's compensation; (3) employer discretionary contributions; and (4) employee rollover contributions. Contributions are subject to certain limitations.

         Employee contributions and related earnings are directed by the participant into available investment options and are fully vested at all times. Employer contributions are in the form of MGI common stock. Following full vesting, a participant may elect to redirect investment of employer contributions to any of the plan's investment alternatives. At December 31, 1999, employer directed balances totaled $345,220 of the MGI common stock fund. Employer contributions are 20% vested after completion of two years of employment, 40% after three years, 75% after four years and 100% after five years. Employer discretionary contributions are allocated to a participant's account based upon his/her pro rata share of total recognized compensation during the year. Forfeitures are used to reduce the amount of MGI's contributions to the Plan.

         A participant's account may mature and be distributed upon the occurrence of one of the following: (1) death, (2) retirement, (3) the attainment of 70-1/2 years of age, (4) termination of employment, (5) termination of the Plan or (6) upon certain MGI "change in control" events. Distributions may be a lump sum of cash and MGI common stock held in a participant's account.

         Investments
         -----------
         The following investment alternatives are available to participants:
         Registered Investment Companies Funds:

            Invesco Funds Group:
            Stable Value - The INVESCO Retirement Trust Stable Value Fund seeks to provide a high level of current income while preserving principal, primarily by investing in a diversified portfolio of investment contracts with insurance companies, banks or other financial institutions. An investment contract is an agreement to provide a specific rate of return for a period of time. Risk in these contracts relates to the financial performance of the issuing entity and in certain cases a portfolio of marketable securities securing the investment. The Invesco Stable Value was replaced by the Morley Stable Value Fund in the second quarter of 1999.

            Morley Financial Services:
            Stable Value - The Stable Value Fund is designed to provide preservation of capital and protection to participants from the risk of market price volatility. The Fund seeks to earn a high level of income consistent with those objectives. The fund consists of a diversified portfolio of high-quality stable value investment contracts issued by life insurance companies, banks and other financial institutions. The principal value of these assets are intended to remain stable regardless of stock and bond market fluctuations.

            Vanguard Group:
            Fixed Income, GNMA - The GNMA portfolio is part of the Fixed Income Securities Fund, a no-load, open-end, diversified fund that seeks to provide a high level of current income while maintaining a high level of principal protection and liquidity. The portfolio invests at least 80% of its assets in Government National Mortgage Association ("GNMA" or "Ginnie Mae") pass-through mortgage backed certificates representing part ownership of a pool of mortgage loans. The mortgage loans underlying GNMA certificates are guaranteed by the full faith and credit of the U.S. Government.

            Primecap Fund - The Vanguard/PRIMECAP Fund, Inc. is an open-end diversified investment company that seeks to provide long-term growth of capital by investing principally in common stocks. Dividend income is incidental to this objective. The Fund selects stocks primarily on the basis of above-average earnings growth potential and quality of management.

            Vanguard Index 500 - Vanguard Index 500 portfolio is part of the Vanguard Index Trust, an open-end investment company that includes six separate, diversified mutual fund portfolios. The Index 500 portfolio seeks to track the performance of the Standard and Poor's 500 Composite Stock
            Price Index, which emphasizes stocks of large U.S. companies.

            World, International Growth - The International Growth Portfolio is part of the World Fund, a no load, open end, diversified equity security fund. The portfolio seeks to provide long-term capital growth by investing primarily in equity securities of growth companies located outside the United States.

            Fidelity Investments:
            Puritan - The Puritan fund is an open-end, diversified security fund that seeks to primarily provide income by investing in common stocks, preferred stocks and bonds.

            Baron Funds:
            Asset Fund - The Baron Asset Fund is an open-end, diversified security fund that seeks capital appreciation through investments in securities of small and medium sized companies with undervalued assets or favorable growth prospects. Production of income, if any, is incidental to this objective.

            Janus Funds:
            Worldwide Fund - The Janus Worldwide Fund is a diversified fund that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers.

         MGI PHARMA, INC. common stock - MGI PHARMA, INC. (the Plan Sponsor) common stock is publicly traded, with trades reported on the NASDAQ National Market System. MGI is a pharmaceutical company that acquires, develops and markets differentiated speciality pharmaceutical products. MGI has not paid, and has no present intention of paying cash dividends on its common stock.

         Participant Notes Receivable
         ----------------------------
         Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or one-half of their balances. Loan transactions are treated as transfers between the relevant investment fund and the Participant Notes fund. Loan terms generally cannot exceed five years. The loans are secured by balances in the participant's accounts and bear interest fixed at 1% above the prime rate upon initiation of the loan. Principal and interest is paid monthly or by more frequent installments.

2.       Summary of Accounting Policies
         ------------------------------
         Basis of Accounting
         -------------------
         The financial statements of the Plan are prepared under the accrual method of accounting.

         Investment Valuation and Income Recognition
         -------------------------------------------
         Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Company stock is valued at its quoted market price of $11.9375 and $9.75 per share at December 31, 1999 and 1998, respectively. Participant notes receivable are valued at cost which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income is allocated to participants' accounts based upon their pro rata share of the respective investment balance during the income period.

         Payment of Benefits
         -------------------
         Benefits are recorded when paid.

3.       Federal Income Taxes
         --------------------
         The Plan received a tax qualification letter from the Internal Revenue Service stating that it is a qualified plan under the Internal Revenue Code ("IRC"), and therefore the associated trust is exempt from federal income taxes. Following the qualification letter, the Plan administration believes operation of the Plan has been performed in a manner to maintain compliance with the applicable requirements of the IRC.

4.       Party-in-interest Transactions
         ------------------------------
         The Plan engaged in transactions involving the acquisition or disposition of units of participation in collective investment funds of the Trustee, which is a party-in-interest with respect to the Plan. These transactions are not considered "prohibited transactions" under ERISA and are for short-term investment of cash balances pending reinvestment.

5.       Plan Termination
         ----------------
         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                                                                      Schedule 1

                SCHEDULE OF INVESTMENTS HELD AT END OF PLAN YEAR
                    MGI PHARMA, INC. Retirement Savings Plan
                                December 31, 1999
                                   (unaudited)


                                                          Number                                   Fair Market
Description                                          of shares/units             Cost                 Value
-----------                                          ---------------             ----                 -----
Shares of registered investment companies:
     Invesco Stable Value                                       0               $     *            $        0
     Morley Stable Value                                   33,741                     *               478,788
     Vanguard Group:
         Fixed Income, GNMA                                13,551                     *               133,614
         Primecap Fund                                     11,617                     *               721,076
         Index 500                                          1,646                     *               222,762
         World, International Growth                       16,405                     *               368,940
     Fidelity Puritan                                      36,248                     *               689,797
     Baron Fund                                               997                     *                58,575
     Janus Worldwide                                        2,522                     *               192,759

MGI PHARMA, INC. common stock                             270,679                     *             3,231,235

Participant notes receivable                                  N/A                35,746                35,746
                                                                                -------            ----------

                  Total                                                                            $6,133,292
                                                                                                   ==========


* Fidelity Investments, the Custodian, does not maintain cost records, therefore, this information is not available.

                                                                      Schedule 2


                             REPORTABLE TRANSACTIONS
                    MGI PHARMA, INC. Retirement Savings Plan
                          Year ended December 31, 1999
                                   (unaudited)


                                                      Total            Total       Total Dollar     Total Dollar
                                                      Number           Number        Value of           Value          Net Gain
Description                                        of Purchases       of Sales       Purchases         of Sales        or (Loss)
-----------                                        ------------       --------       ---------      ------------       ---------
Shares of registered investment companies:
     Invesco Stable Value                                10              6             49,238          459,623             *
     Morley Stable Value                                 38              2            474,320            8,936             *
     Vanguard Group:
         Fixed Income, GNMA                              46              6             29,519           17,548             *
         Primecap Fund                                   63             12            108,535           41,108             *
         Index 500                                       51              7             92,836           14,390             *
         World, International Growth                     52             13             58,926           54,135             *
     Fidelity Puritan                                    67              9            133,609           40,272             *
     Baron Asset                                         30              3             27,699            5,995             *
     Janus Worldwide                                     33              2             63,445            1,290             *

MGI PHARMA, INC. common stock                            26             16             84,199          207,215             *

* Fidelity Investments, the Custodian, does not maintain cost records, Therefore, realized gains and losses on the disposition of units of the funds are not available.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereto duly authorized.

                                        MGI PHARMA, INC.
                                        Retirement Savings Plan

Date: June 29, 2000

                                        By: /s/ Robin Dawe
                                            -----------------------------------
                                            Name: Robin Dawe
                                            Title: Administrative Committee
                                                   Retirement Savings Plan